December 21, 2015
Chegg, Inc.
3990 Freedom Circle
Santa Clara, CA 95054

VIA EDGAR AND OVERNIGHT DELIVERY

To:    U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:     Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Carlos Pacho, Senior Assistant Chief Accountant
Jamie Kessel, Staff Accountant
Lahdan Rahmati, Law Clerk

Re:     Chegg, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed March 6, 2015
File No. 001-36180

Ladies and Gentlemen:

Chegg, Inc. (“Chegg”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated December 8, 2015 regarding our Form 10-K filed with the Commission on March 6, 2015.

For your convenience, we have repeated the Staff’s comment in italic type and have included our response to the Staff’s comment immediately below the applicable comment.

Form 10-K for Fiscal Year Ended December 31, 2014
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Risk Factors, page 30

1. We note that you have employees and physical properties in Israel, India and the People’s Republic of China. We note further that operating internationally has required and will continue to require the investment of significant funds and other resources. Please revise your business section and MD&A to clarify how material your current and planned international operations are and whether you expect these operations to materially impact your liquidity and capital resources.

Response: Chegg respectfully advises the Staff that our international operations are not currently material nor are they expected to be in the foreseeable future. In our year ended December 31, 2014, our international subsidiaries accounted for less than 0.2% of our total consolidated revenues and approximately 4% of our total consolidated operating expenses. In addition, the total assets held internationally, primarily consisting of cash and cash equivalents, comprise less than 1% of our consolidated asset balance. We had approximately 2.5% of our cash and investments held in foreign jurisdictions by foreign subsidiaries.

We do not believe these international operations materially impact our liquidity or capital resources, therefore in future filings, we will provide substantially similar disclosures in the risk factor and the liquidity and capital resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations as follows [changes marked]:

U.S. Securities and Exchange Commission
December 21, 2015

Risk factor with revision from page 30:

We have employees in Israel, India, and the People’s Republic of China (China) and we indirectly contract with individuals in the Ukraine. Although today our international operations represent less than 5% of our total consolidated operating expenses and we currently do not expect that to materially increase in the near future, we expect to continue to expand our international operations and such operations may expand more quickly than we currently anticipate. However, we have limited operating history as a company outside the United States, and our ability to manage our business and conduct our operations internationally requires considerable management attention and resources and is subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, tax systems, legal systems, alternative dispute systems, regulatory systems and commercial infrastructures. Operating internationally has required and will continue to require us to invest significant funds and other resources, subjects us to new risks and may increase the risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	compliance with applicable foreign laws and regulations;

•	compliance with anti-bribery laws including, without limitation, compliance with the Foreign Corrupt Practices Act;

•	currency exchange rate fluctuations;

•	political and economic instability; and

•	higher costs of doing business internationally.

As part of our business strategy, we may make our products and services available in more countries outside of the U.S. market, where we are currently focused. The markets in which we may undertake international expansion may have educational systems, technology and online industries that are different or less well developed than those in the United States, and if we are unable to address the challenges of operating in international markets, it could have an adverse effect on our results of operations and financial condition.

Liquidity and Capital Resources, page 47:

Most of our cash is held in the United States. We do not have a significant amount of cash held in foreign jurisdictions by foreign subsidiaries. We currently do not intend or foresee a need to repatriate these funds. In addition, based on our current and future needs, we believe our current funding and capital resources for our international operations are adequate.

Notes to Consolidated Financial Statements
Note 18. Segment Information, page 86

2. Please tell us how you determined commission fees related to the Ingram Content Group (“Ingram”) partnership, where Ingram fulfills print text book transactions, are most appropriately presented as revenue from Digital offerings.

Response: Chegg respectfully advises the Staff that, although the product delivered by the Ingram Content Group (“Ingram”) is physical in nature, Chegg provides a digital service through its website by serving as the interface between the student and Ingram. The marketplace service that Chegg provides is similar regardless of whether the textbook is print or digital. When a student places an order on the Chegg.com website for a textbook that is owned by Ingram, Chegg facilitates the transaction between the student and Ingram but Ingram fulfills the rental textbook order. Chegg never takes possession of the textbook; rather we offer a textbook owned by Ingram for rental by a student. All of the activities required for Chegg to earn its commission from Ingram are executed through the Chegg website and are digital, and thus we have determined to be similar in nature. Based on these considerations, Chegg records the commission fees earned from Ingram on the transaction as component of digital revenue on its Consolidated Statement of Operations. We continue to record revenue earned in connection with orders of print textbooks owned by Chegg as a component of print revenue. This differentiation of print versus digital revenue is useful to our investors as it provides a view into our transition from owning a capital intensive print textbook business to a fully digital business. This allows investors to properly model Chegg’s go-forward business.

Exhibits 31.01 and 31.02

3. Please amend your Form 10-K and Forms 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 to have your principal executive officer and principal financial officer provide all the certifications required by Rule 13a-14(a). In each certification, paragraph 4(b) has been omitted and paragraph 4(d) has been repeated twice. Refer to Item 601(b)(31) of Regulation S-K.

U.S. Securities and Exchange Commission
December 21, 2015

Response: Concurrently with the transmission of this letter, we have amended our (a) Form 10-K for the fiscal year ended December 31, 2014 by filing Amendment No. 1 to Form 10-K/A, (b) our Form 10-Q for the quarter ended March 31, 2015 by filing Amendment No. 1 to Form 10-Q/A, (c) our Form 10-Q for the quarter ended June 30, 2015 by filing Amendment No. 1 to Form 10-Q/A, and (d) our Form 10-Q for the quarter ended September 30, 2015 by filing Amendment No. 1 to Form 10-Q/A, and in each such amendment we have provided all certifications of our principal executive officer and principal financial officer required by Rule 13a-14(a).

U.S. Securities and Exchange Commission
December 21, 2015

In connection with our response we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We will not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (408) 855-5700.

Sincerely,

Chegg, Inc.

/s/ ANDREW BROWN
Andrew Brown
Chief Financial Officer
(Principal Financial Officer)

cc: Rob Chestnut, Chegg, Inc.
David Bell, Fenwick & West LLP